UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 19)

UNITED RETAIL GROUP, INC.
(Name of Issuer)

Common Stock, $.001 par value per share
(together with the associated right to purchase
one one-hundredth of a share of
Preferred Stock, $.001 par value per share)
(Title of Class of Securities)

911380103
(CUSIP Number)

Raphael Benaroya
c/o United Retail Group, Inc.
365 West Passaic Street
Rochelle Park, NJ 07662
(201) 909-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 24, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.    [   ]

1	NAMES OF REPORTING PERSONS Raphael Benaroya
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions): (a) [ ] (b) [x]
3	SEC USE ONLY:
4	SOURCE OF FUNDS (see instructions):
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION: USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 132,500
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 132,500
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 132,500
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions): [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.9%
14		TYPE OF REPORTING PERSON (see instructions): IN

This Amendment No. 19 amends and supplements the Schedule 13D originally filed on July 12, 1993 with respect to the shares of Common Stock, $.001 par value per share (together with the associated right to purchase one one-hundredth of a share of Preferred Stock, $.001 par value per share, the “Shares”), of United Retail Group, Inc., a Delaware corporation (the “Issuer”).

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

On September 10, 2007, the Issuer, Redcats USA, Inc., a Delaware corporation (“Redcats”), and Boulevard Merger Sub, Inc., a newly formed Delaware corporation and a wholly owned subsidiary of Redcats (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Redcats and Merger Sub commenced a cash tender offer (the “Offer”) to acquire all outstanding Shares of the Issuer at a price per share equal to $13.70, net to the sellers in cash.

Pursuant to the Offer and the Share Tender Agreement, by and among the reporting person, Issuer, Redcats and Merger Sub, dated as of September 10, 2007 (the “Tender Agreement”), the reporting person tendered and delivered all Owned Shares (as such term is defined in the Tender Agreement) into the Offer.  The Offer expired at 12:00 midnight, New York City time, at the end of Tuesday, October 23, 2007, at which time Redcats announced that all Shares tendered and delivered prior to the expiration of the Offer had been accepted and purchased.  As a result, the reporting person is no longer the beneficial owner of more than five percent of the Issuer’s Shares.

Pursuant to the terms of the Issuer’s stock incentive plans and agreements, all options to purchase Shares and all stock appreciation rights (“SARs”) vested upon completion of the Offer.  In addition, pursuant to the Issuer’s 2006 Equity-Based Compensation and Performance Incentive Plan, all restrictions imposed on shares of restricted stock granted thereunder lapsed upon completion of the Offer.  Accordingly, upon completion of the Offer, the reporting person may be deemed to have beneficial ownership of 132,500 Shares underlying his SARs and restricted stock granted under the aforementioned plans of the Issuer.

Item 5: Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented as follows:

(a)  As a result of the Offer, the reporting person is no longer the beneficial owner of more than five percent of the Issuer’s Shares as of October 24, 2007.  The reporting person may be deemed to have beneficial ownership of 132,500 Shares, which includes SARs with respect to 57,500 Shares and 75,000 Shares of restricted stock and which represents approximately 0.9% of the outstanding Shares.

(c)  The reporting person tendered all Owned Shares (as such term is defined in the Tender Agreement) pursuant to the Offer and the Share Tender Agreement at a price per share equal to $13.70, net to the reporting person in cash.  The Offer expired at 12:00 midnight, New York City time, at the end of Tuesday, October 23, 2007, at which time Redcats announced that all Shares tendered and delivered prior to the expiration of the Offer had been accepted and purchased.  As a result, the reporting person is no longer the beneficial owner of more than five percent of the Issuer’s Shares.

Pursuant to the terms of the Issuer’s stock incentive plans and agreements, all options to purchase Shares and all SARs vested upon completion of the Offer.  In addition, pursuant to the Issuer’s 2006 Equity-Based Compensation and Performance Incentive Plan, all restrictions imposed on shares of restricted stock granted thereunder lapsed upon completion of the Offer.  Accordingly, upon completion of the Offer, the reporting person may be deemed to have beneficial ownership of 132,500 Shares underlying his SARs and restricted stock granted under the aforementioned plans of the Issuer.

 (e)  As of October 24, 2007, the reporting person ceased to be the beneficial owner of more than five percent of the outstanding Shares of the Issuer.  Accordingly, this Amendment constitutes the final amendment to the Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 24, 2007

By:	/s/ Raphael Benaroya

Name: Raphael Benaroya